Exhibit 99.1

Press Release

For immediate release

Liminal BioSciences Provides Guidance Update on Certain Expected Key Milestones For 2020

LAVAL, CANADA, and CAMBRIDGE, ENGLAND – June 30, 2020 – Liminal BioSciences Inc. (Nasdaq & TSX: LMNL) (“Liminal BioSciences” or the “Company”), a clinical-stage biopharmaceutical company, today provided a guidance update on the timing of certain expected key milestones for 2020.

“While we announced in May the withdrawal of all previously issued guidance on expected key milestones for our business given the uncertainty created by the global COVID-19 pandemic and the priority on the health and safety of our employees during this pandemic,  we are continuing to execute and move our business forward, and remain committed to providing further updates on certain key expected milestones, as appropriate.” stated Kenneth Galbraith, Chief Executive Officer of Liminal BioSciences. “We now expect the

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The re-submission of our biologics licensing application (BLA) with the US Food and Drug Administration (FDA) for Ryplazim® (plasminogen) for the treatment of congenital plasminogen deficiency is anticipated to be filed in the third quarter of 2020; and

•	Our multiple ascending dose (MAD) Phase 1 clinical study of fezagepras is expected to be initiated in the second half of 2020.”

About Liminal BioSciences Inc.

Liminal BioSciences is a clinical-stage biopharmaceutical company focused on discovering, developing and commercializing novel treatments for patients suffering from diseases related to fibrosis, including respiratory, liver and kidney diseases that have high unmet medical need. Liminal BioSciences has a deep understanding of certain biological targets and pathways that have been implicated in the fibrotic process, including fatty acid receptors such as FFAR1, or GPR40, G-protein-coupled receptor 84,

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or GPR84, and peroxisome proliferator-activated receptors, or PPARs. In preclinical studies, we observed that targeting these receptors promoted normal tissue regeneration and scar resolution, including preventing the progression of and reversing established fibrosis. We also have encouraging clinical data that we believe supports the translatability of our preclinical data observations to the clinic.  We have leveraged this understanding, as well as our experience with generating small molecules, to build a pipeline of differentiated product candidates. Our lead small molecule product candidate, fezagepras (PBI-4050), is expected to enter an additional Phase 1 clinical trial in 2H-2020 to evaluate multiple ascending doses of fezagepras in healthy volunteers, at daily dose exposures higher than those previously evaluated in our completed Phase 1 and Phase 2 clinical trials.

Liminal BioSciences has also leveraged its experience in bioseparation technologies through its subsidiary Prometic Bioproduction Inc. to isolate and purify biopharmaceuticals from human plasma. Our lead plasma-derived product candidate is Ryplazim® (plasminogen), for which the Company expects to resubmit a BLA in Q3-2020 with the FDA seeking approval to treat patients with congenital plasminogen deficiency.

Liminal BioSciences has active business operations in Canada, the United Kingdom and the United States.

Forward Looking Statement

This press release contains forward-looking statements about Liminal BioSciences’ objectives, strategies and businesses that involve risks and uncertainties. Forward‐looking information includes statements concerning, among other things, statements with respect to the timing of any planned BLA resubmission, development of R&D programs, the timing of initiation of clinical trials, the exploration of alternatives for the future commercialization of Ryplazim®, if approved, including through a third-party marketing collaboration, and the potential commercial launch of Ryplazim®, if approved.

These statements are "forward-looking" because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in

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these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. At this stage, the product candidates of the Company have not been authorized for sale in any country. Among the factors that could cause actual results to differ materially from those described or projected herein include, but are not limited to, Liminal BioSciences’ ability to develop, manufacture, and successfully commercialize product candidates if ever, the impact of the COVID-19 crisis on its business operations, clinical development, regulatory activities and financial and other corporate impacts, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical trials, the ability of Liminal BioSciences to take advantage of business opportunities in the pharmaceutical industry, uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals and general changes in economic conditions. You will find a more detailed assessment of these risks, uncertainties and other risks that could cause actual events or results to materially differ from our current expectations in the Company’s U.S. Securities and Exchange Commission and Canadian Securities Commissions filings and reports filings and reports, including in the Annual Report on Form 20-F for the year ended December 31, 2019 and future filings and reports by the Company, from time to time. As a result, we cannot guarantee that any forward-looking statement will materialize. Such risks may be amplified by the COVID-19 pandemic and its potential impact on Liminal BioSciences’ business and the global economy. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof.  We assume no obligation to update any forward-looking statement contained in this Press Release even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

For further information please contact:

Corporate Contact

Shrinal Inamdar

Manager, Investor Relations and Communications

s.inamdar@liminalbiosciences.com

+1 450.781.0115

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Media Contact

Kaitlin Gallagher

kgallagher@berrypr.com

212.253.8881

Investor Contact

Matt Lane

matt@gilmartinir.com

617.901.7698

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